METALLA INCREASES CONVERTIBLE DEBT FACILITY BY $20 MILLION

FOR IMMEDIATE RELEASE	TSXV: MTA
July 29, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean Canadian dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA)  is pleased to announce it has entered into an amendment and restatement agreement (the "Amendment") with respect to its Convertible Loan Facility ("Loan Facility") with Beedie Capital to fund acquisitions of new royalties and streams.

Brett Heath, President & CEO of Metalla commented, "We are thrilled to expand our productive and mutually beneficial relationship with Beedie Capital as a cornerstone investor as we continue to grow our business. Beedie Capital has been an extremely supportive shareholder of Metalla, and we look forward to deploying our expanded and enhanced facility on future accretive royalty and streaming transactions."

David Bell, Managing Director of Beedie Capital commented, "We have had a great experience working with Metalla and are very excited to expand our partnership. Brett and the team have continued to deliver on a repeatable and scalable strategy of acquiring highly accretive royalties and streams over high growth projects with top tier counterparties. We look forward to supporting the acceleration and growth of their business."

HIGHLIGHTS OF THE AMENDMENT

  Increases Beedie Capital's cumulative committed capital into Metalla to over $32M;
  The initial Loan Facility included a $12M loan facility, of which $7M was previously drawn by Metalla, and $5M remained available;
  Beedie Capital has agreed to convert $6M out of the $7M drawn on the initial Loan Facility at a price of $5.56 per Metalla share (the "Conversion") in accordance with the conversion rights provided for in the initial Loan Facility;
    The remaining $1M outstanding will be subject to conversion in accordance with the Amendment;

  The remaining $5M available from the initial Loan Facility will be drawn by Metalla concurrent with the Conversion and the conversion price of such amount will be re-priced from $5.56 to $9.90 per Metalla share;
    The new conversion price represents a 78% premium to the initial conversion price and a 27% premium to the 30-day volume-weighted average price ("VWAP") of the Metalla shares on the TSXV;
  The Loan Facility will be increased by an aggregate of $20M made available to Metalla to fund one or more future acquisitions;
  All future advances from the additional $20M will have a minimum amount of $2.5M and its own conversion price based on the 30-day VWAP on the date of such advance;
  If for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, Metalla may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices;
  Reduced standby fee on all undrawn funds available in Loan Facility will bear an interest rate of 1.5% per annum (previously it was 2.5%);
  The interest rate on all drawn funds remains at 8.0% per annum.

The transaction is subject to customary closing conditions, including obtaining the requisite TSXV and NYSE American LLC approvals, and is expected to close on or before August 7, 2020.

ADVISORS AND COUNSEL

PI Financial Corp. acted as financial advisor, and DLA Piper (Canada) LLP and Dorsey & Whitney LLP acted as legal counsel for Metalla. McCarthy Tetrault LLP acted as legal counsel for Beedie Capital.

ABOUT BEEDIE CAPITAL

Beedie Capital is the family office investment arm of Beedie, the largest private industrial owner, developer, and property manager in Western Canada.  Beedie Capital partners with ambitious operators of high-growth public and private companies across a variety of industry sectors in North America. Please visit www.beedie.ca/capital for more information.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the potential acquisition of new royalties and streams from the proceeds of the Loan Facility, the closing date of the transaction, stock exchange acceptance, future draws and conversions under the Loan Facility, the productivity and benefits derived from the relationship between Metalla and Beedie future development, production, recoveries, cash flow and other anticipated or possible future developments at the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and the potential for Metalla to become one of the leading gold and silver companies for the next commodities cycle. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.